                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                          CREDIT ACCEPTANCE CORPORATION
                                (Name of Issuer)


                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    225310101
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  APRIL 9, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

------------------------                                 -----------------------
  CUSIP No.  225310101            SCHEDULE 13D             Page  3 of 11 Pages
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                7.     SOLE VOTING POWER
                       TBC has sole voting power with respect to 2,670,095
                       shares held in certain TBC accounts (as hereinafter
                       defined). Additionally, certain of the members of TBC may
                       be deemed to have sole power to vote certain shares as
                       more fully set forth herein.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9.     SOLE DISPOSITIVE POWER
  PERSON               0 shares, except that certain of the members of TBC may
   WITH:               be deemed to have sole power to vote certain shares as
                       more fully set forth herein.
                ----------------------------------------------------------------
                10.    SHARED DISPOSITIVE POWER
                       2,822,371 shares held in accounts of TBC (as hereinafter
                       defined).
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,822,371 shares
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.10%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       BD IA & 00
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 OF 7

------------------------                                 -----------------------
  CUSIP No.  225310101            SCHEDULE 13D             Page  4 of 11 Pages
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TBK Partners, L.P.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       WC and BK
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                7.     SOLE VOTING POWER
                       133,000 shares, except that the general partners in TBK,
                       solely by reason of their positions as such, may be
                       deemed to have shared power to vote these shares.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9.     SOLE DISPOSITIVE POWER
  PERSON               133,000 shares, except that the general partners in TBK,
   WITH:               solely by reason of their positions as such, may be
                       deemed to have shared power to vote these shares.
                ----------------------------------------------------------------
                10.    SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       133,000 shares
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.29%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 OF 7

------------------------                                 -----------------------
  CUSIP No.  225310101            SCHEDULE 13D             Page  5 of 11 Pages
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vanderbilt Partners, L.P.
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       WC and BK
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                7.     SOLE VOTING POWER
                       53,520 shares, except that the general partners in
                       Vanderbilt, solely by reason of their positions as such,
                       may be deemed to have shared power to vote these shares.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9.     SOLE DISPOSITIVE POWER
  PERSON               53,520 shares, except that the general partners in
   WITH:               Vanderbilt, solely by reason of their positions as such,
                       may be deemed to have shared power to vote these shares.
                ----------------------------------------------------------------
                10.    SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       53,520 shares
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.12%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 OF 7

PRELIMINARY NOTE

         The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on
Schedule 13D filed by TBC, TBK and Vanderbilt dated October 14, 1998 ( the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock"), of Credit Acceptance Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Michigan, with its principal executive offices at 25505 West Twelve Mile Road, Suite 3000, Southfield, MI 48034-8339.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 2,822,371 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $16,386,143.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 of the Statement), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S. Clearing. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 133,000 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $794,605.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 of the Statement), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

         As of the date hereof, Vanderbilt beneficially owns directly 53,520 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $327,002.

         It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 of the Statement), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 2,822,371 shares of Common Stock, which constitutes approximately 6.10% of the 46,273,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 133,000 shares of Common Stock, which constitutes approximately 0.29% of the 46,273,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 53,520 shares of Common Stock, which constitutes approximately 0.12% of the 46,273,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 3,008,891 shares, which constitutes approximately 6.50% of the 46,273,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 3,008,891 shares, which constitutes approximately 6.50% of the 46,273,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 133,000 shares of Common Stock which constitutes approximately 0.29% of the 46,273,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 2,822,371 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 2,670,095 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 2,670,095 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC and Vanderbilt are set forth below:

REPORTING                         NO. OF SHARES     NO. OF SHARES       PRICE
PERSON              DATE            PURCHASED           SOLD          PER SHARE
TBC Accounts      02/26/99             2,000                          $ 5 3/4
                  03/02/99                              1,835         $ 5 3/4
                  03/10/99            17,500                          $ 5.785700
                  03/15/99                              1,540         $ 5 7/8
                  03/18/99           170,000                          $ 5 3/8
                  03/23/99               200                          $ 5 11/16
                  03/23/99                              1,150         $ 5 11/16
                  03/29/99            89,600                          $ 5 13/16
                  03/30/99           124,280                          $ 5.871100
                  03/31/99           180,000                          $ 5 3/4
                  04/09/99               435                          $ 5 3/8
                  04/13/99                              1,480         $ 5 5/8

VANDERBILT:       03/30/99             3,520                          $ 5.87110

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) Not applicable.

                                    SIGNATURE


         Each of Tweedy, Browne Company LLC., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

                                               TWEEDY, BROWNE COMPANY LLC



                                               By /s/ Christopher H. Browne
                                                  ------------------------------
                                                  Christopher H. Browne
                                                  Member



                                               TBK PARTNERS, L.P.



                                               By /s/ Christopher H. Browne
                                                  ------------------------------
                                                  Christopher H. Browne
                                                  General Partner



                                               VANDERBILT PARTNERS, L.P.



                                               By /s/ Christopher H. Browne
                                                  ------------------------------
                                                  Christopher H. Browne
                                                  General Partner



Dated: April 21, 1999